SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           For the month of June, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

June 21, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                 By: /s/ Pedro Toll

                                                 Name:  Pedro Toll
                                                 Title: Deputy Manager

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                                     BLADEX
                                     ------

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S. A. (BLADEX)
                      SECOND QUARTER 2004 DIVIDEND PAYMENT

Panama City, Republic of Panama, June 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. (BLADEX) (NYSE: BLX), informs that the $0.10 per share quarterly cash dividend authorized for the year 2004 by the Board of Directors on February 3, 2004 corresponding to the second quarter 2004 is payable on July 7, 2004 to stockholders of record as of June 28, 2004. As of May 31, 2004, BLADEX had 39,352,738 common shares of all classes outstanding.

BLADEX is a multinational bank established by the Central Banks of Latin America and Caribbean countries. Based in Panama, its shareholders include central and commercial banks in 23 countries of the region, as well as international banks and private investors.

For further information, please access our web site on the Internet at www.blx.com or contact:

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BLADEX,  Head  Office,  Calle 50 y Aquilino de la Guardia,  Panama,  Republic of
Panama
Attention:  Carlos  Yap  S.,  Senior  Vice  President  -  Finance  and  Perform.
Management
Tel.: (507) 210-8581, E-mail: cyap@blx.com

-or-

i-Advize Corporate Communications, Inc., 80 Wall Street, Suite 515, New York, NY 10005
Attention: Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com
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